Exhibit 12.1

DAVE & BUSTER’S, INC.

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(dollars in thousands, except ratios)

	Thirty-Nine Weeks Ended November 4, 2007		236-Day Period From March 8, 2006 to October 29, 2006		37-Day Period From January 30, 2006 to March 7, 2006
	(Successor)		(Successor)		(Predecessor)
Income (loss) before provision for income taxes	$(13,539)		$(17,906)		$908
Add: Total fixed charges (per below)	31,891		27,589		1,832
Less: Capitalized interest	151		253		70

Total income before provision for income taxes, plus fixed charges, less capitalized interest	18,201		9,430		2,670
Fixed charges:
Interest expense (1)	21,934		17,942		688
Bridge funding fee	—		1,313		—
Capitalized interest	151		253		70
Estimate of interest included in rental expense (2)	9,806		8,081		1,074

Total fixed charges	$31,891		$27,589		$1,832
Ratio of earnings to fixed charges (3)	0.57	x	0.34	x	1.46	x

(1)	Interest expense includes interest in association with debt and amortization of debt issuance costs.

(2)	Fixed charges include our estimate of interest included in rental payments (one-third of rent expense under operating leases).

(3)	Earnings for the thirty-nine weeks ended November 4, 2007 (Successor) were insufficient to cover the fixed charges by $13,690.

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